Filed by Digital Realty Trust, Inc. (SEC File No.: 001-32336)
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: DuPont Fabros Technology, Inc.
Commission File No. 001-33748

The following communication was sent to DuPont Fabros employees via e-mail and posted on Digital Realty's intranet:

Merger Watch

Digital Realty + DuPont Fabros	8.31.2017	Ed. 1, Vol. 2
Note from Andy Power,
CFO, Digital Realty
I toured Digital Realty sites in Europe last week and during my visit enjoyed the privilege of hosting a handful of roundtable sessions with local teams based in our London and Frankfurt offices. Employees in the region were eager to learn more about the merger between Digital Realty and DFT, and now I would like to share with you what I told them.

In terms of people, I highlighted that DFT teams have received very high marks from our joint customers and that upon closing we expect to hit the ground running with some new faces on our talented global Operations team already committed to delivering significant value to our customers around the world.

With respect to processes, we are looking forward to discovering best practices through the integration exercise, and you can bet that we will be adopting them.

As far as technology considerations, we do not anticipate significant impact from the merger, and we expect to migrate many of DFT's systems onto existing Digital Realty platforms after the closing.

Our desire to better serve our customers through more offerings in more locations is the primary strategic rationale for this deal. Ultimately, we believe this transaction will enable the combined organization to deliver greater value to our customers, employees and shareholders.

Although DFT’s portfolio is concentrated exclusively in North America, I asked our colleagues in Europe to keep in mind that the merger reinforces our strategy of offering a full-spectrum of product offerings, from a single cage or cabinet, up to multi-megawatt deployments around the globe.

In short, the rest of the executive leadership team and I believe the combined organization will be stronger than either of the companies were on a standalone basis. We are looking forward to a seamless integration after the closing.

"We believe this transaction will enable the combined organization to deliver greater value to our customers, employees and shareholders." Andy Power, Chief Financial Officer, Digital Realty

Updates

People
We are continuing to engage in the talent assessment process with corporate personnel, which is progressing smoothly and expected to conclude next week
Processes
Integration teams continue to review processes with an eye toward adopting best practices regardless of whether they originated from Digital Realty or DFT (e.g., Accounting, GAM and FP&A are working to integrate DFT into Digital Realty’s budgeting and business planning process at transaction close, and to migrate financial reporting onto Yardi by year-end)
Systems
DFT employees will move to Digital Realty’s Oracle Fusion system during Week One to integrate systems and email
Timing
The special meetings for Digital Realty and DFT shareholders to vote on the merger are scheduled to be held on September 13, 2017

Additional Information and Where You Can Find It:
Digital Realty Trust, Inc. ("Digital Realty") and DuPont Fabros Technology, Inc. ("DuPont Fabros") have filed a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DuPont Fabros with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DuPont Fabros by going to DuPont Fabros’ corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

Digital Realty and its directors and executive officers and DuPont Fabros and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DuPont Fabros in connection with the merger. Information regarding the interests of these directors and executive officers in the merger is included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DuPont Fabros common stock is set forth in the Definitive Proxy Statement for DuPont Fabros’ 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Note Regarding Forward-Looking Statements:
This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between Digital Realty and DuPont Fabros; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization, resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DuPont Fabros stockholders. Digital Realty and/or DuPont Fabros may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DuPont Fabros’ periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DuPont Fabros may enter into or make. Neither Digital Realty nor DuPont Fabros assumes any obligation to update any forward-looking statements, except as required by law.